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NR12-11	April 4, 2012

International Tower Hill Recognizes Alaska
Progress Made Towards Lowering Energy Costs for Alaskans

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to inform investors that the State of Alaska has reached a landmark settlement with major oil producers BP PLC, Exxon Mobil Corp. and ConocoPhillips for the study of a major liquefied natural gas pipeline at the Point Thompson gas field on the North Slope of Alaska’s northernmost coast. A major gas pipeline in the State would have the potential to significantly reduce power costs in Alaska and positively impact the economics for the Company’s 100% controlled Livengood Gold Project located near Fairbanks, Alaska.

Announced on Friday, March 30, 2012, the deal between the State and the oil giants ends three decades of dispute at Point Thomson, a large oil and gas field located 60 miles east of Prudhoe Bay. This is a critical step to a gas pipeline, long-sought by Alaskans as a way to shore up revenues amid declining oil production, create jobs and provide a reliable source of energy. The new deal incentivizes the oil producers to begin development of the gas and finding markets so that a pipeline can be built.

“This settlement is a huge step in the right direction for the development of affordable energy in the State of Alaska for both residents and businesses,” stated James Komadina, President and Chief Executive Officer of the Company. “This is also an extremely positive development for the Livengood Gold Project as energy costs account for more than 25% of our anticipated overall production costs. The construction of a new LNG pipeline has the potential to reduce our energy costs by a significant margin, making our project much more robust economically.”

The Point Thomson gas field holds an estimated 8 to 9 trillion cubic feet of gas, or approximately one fourth of the total 35 billion cubic feet of gas in the North Slope, which contains approximately one-eighth of US total reserves. Currently, almost 90 per cent of Alaska’s gas output, which is produced as part of oil production, is reinjected into the field because there currently is no way to bring the gas to market. Exxon, BP and Conoco have yet to announce the next steps for the plan, which is expected to include a large gas pipeline to Alaska’s southern coast and a plant to liquefy gas for export. The proposal, which could cost an estimated $40 - $50 Billion and take five to 10 years to develop, still has to clear many commercial and regulatory hurdles.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

International Tower Hill Mines Ltd.	- 2 -	April 4, 2012
NR12-11 Continued

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 213

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the construction and operation of a new natural gas pipeline in Alaska, the potential for a new natural gas pipeline to reduce energy costs in Alaska generally and specifically at the Company’s Livengood project, the potential for any production at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.